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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

       Under the Securities Exchange Act of 1934 (Amendment No.     )*

                      PEGASUS COMMUNICATIONS CORPORATION
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                               (Name of Issuer)


                     Class A Common Stock, Par Value $.01
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                        (Title of Class of Securities)


                                   705904100
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                                (CUSIP NUMBER)


                               Daniel J. O'Brien
                            c/o J.H. Whitney & Co.
                               177 Broad Street
                          Stamford, Connecticut 06901
                                (203) 973-1400
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                April 27, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D


CUSIP NO. 705904100

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1)    Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
      (entities only)

      Whitney Equity Partners, L.P.(IRS Identification No. 06-1445444), the sole general partner of which is J.H. Whitney Equity Partners, L.L.C. (the members of J.H. Whitney Equity Partners, L.L.C. are Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone).

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2)    Check the Appropriate Box if a Member of a Group*

                                                                        (a) / /
                                                                        (b) /X/

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3)    SEC Use Only

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4)    Source of Funds       OO

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5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                                          / /

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6)    Citizenship or Place of Organization

      Whitney Equity Partners, L.P., is a Delaware limited partnership. The sole general partner, J.H. Whitney Equity Partners, L.L.C., is a Delaware limited liability company. All of the members of J.H. Whitney Equity Partners, L.L.C., are United States citizens.
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Number of Shares              7)    Sole Voting Power:         0
Beneficially Owned
By Each Reporting             8)    Shared Voting Power:       6,757,255
Person With
                              9)    Sole Dispositive Power:    959,473

                              10)   Shared Dispositive Power:  0

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      6,757,255
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12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            / /
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13)   Percent of Class Represented by Amount in Row (11)

      42.7%
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14)   Type of Reporting Person

      PN
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      This Schedule 13D is filed in connection with the closing of the transactions under that certain Agreement and Plan of Merger dated January 8, 1998 (the "Merger Agreement") among the Issuer, certain of its shareholders, Pegasus DTS Merger Sub, Inc. ("Merger Sub"), Digital Televisions Services, Inc. ("DTS") and certain of its stockholders, pursuant to which Merger Sub, a wholly-owned subsidiary of the Issuer, merged into DTS and DTS became a wholly-owned subsidiary of the Issuer (the "Merger"). In connection with the Merger, the Issuer issued 5,471,296 shares of its Class A Common Stock, par value $.01 per share, to the former stockholders of DTS in exchange for all of the issued and outstanding shares of the capital stock of DTS. In connection with the Merger, 959,473 shares of Class A Common Stock were issued to Whitney Equity Partners, L.P., and the Issuer entered into the Voting Agreement (as defined in Item 6) with certain stockholders, including Whitney Equity Partners, L.P. Because of the Voting Agreement, under the Commission's rules, the Reporting Person may also be deemed to share voting power over the shares held by the other parties to the Voting Agreement and to beneficially own them. The Reporting Person disclaims such beneficial ownership. The Reporting Person also disclaims that it, along with all or any of the other stockholders of the Issuer parties to the Voting Agreement, constitute a "person" or "group" as such terms are used in Section 13(d) of the Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is the beneficial owner of such shares or that the Reporting Person and any of such other stockholders constitute such a person or group.

      ITEM 1.  SECURITY AND ISSUER.

      This Schedule 13D relates to the Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Pegasus Communications Corporation (the "Issuer"). The Issuer is a Delaware corporation and its principal executive offices are located at 5 Radnor Corporate Center, Suite 454, 100 Matsonford Road, Radnor, PA 19087.

      Shares of the Issuer's Class B Common Stock, par value $.01 per share (the "Class B Common Stock") are convertible into shares of Class A Common Stock on a one-for-one basis at any time at the option of the holder. In addition, shares of Class B Common Stock are automatically converted into Class A Common Stock upon transfer to persons who are not Permitted Transferees (as this term is defined in the Issuer's Amended and Restated Certificate of Incorporation). Holders of Class A Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to ten votes per share.

      By reason of the Voting Agreement described in Item 6, the Reporting Person may be deemed to share voting power over the shares of Class A Common Stock (and the 4,581,900 shares of Class A Common Stock issuable upon conversion of the outstanding shares of Class B Common Stock) held by the persons identified in Item 6 and to be a beneficial owner thereof. The Reporting Person is advised that certain of the persons described in Item 6 are separately filing one or more statements on Schedule 13D with respect to their beneficial ownership of the Issuer's securities.


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      ITEM 2.  IDENTITY AND BACKGROUND.

      Whitney Equity Partners, L.P., is a Delaware limited partnership, with offices at 177 Broad Street, Stamford, CT 06901. The name and business address of the sole general partner of Whitney Equity Partners, L.P., is J.H. Whitney Equity Partners, L.L.C., 177 Broad Street, Stamford, CT 06901. The names and business addresses of the members of J.H. Whitney Equity Partners, L.L.C. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901. The principal business of Whitney Equity Partners, L.P., is that of a private investment fund. The principal business of J.H. Whitney Equity Partners, L.L.C. is that of the general partner of Whitney Equity Partners, L.P. The principal occupation or employment of each of the members of J.H. Whitney Equity Partners, L.L.C. is that of a general partner or member of the general partner of J.H. Whitney & Co., Whitney Equity Partners, L.P. and several other partnerships.

      Neither Whitney Equity Partners, L.P., J.H. Whitney Equity Partners, L.L.C., nor any member of J.H. Whitney Equity Partners, L.L.C., has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      Whitney Equity Partners, L.P. is a Delaware limited partnership. Its sole general partner, J.H. Whitney Equity Partners, L.L.C., is a Delaware limited liability company. All of the members of J.H. Whitney Equity Partners, L.L.C., are citizens of the United States.

      ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As provided in the Merger Agreement, the consideration given by the Reporting Person for the Class A Common Stock held by it consisted solely of shares of the outstanding capital stock of DTS.

      ITEM 4.  PURPOSE OF TRANSACTION.

      The composition of the Issuer's board of directors has been changed to satisfy the requirements of the Voting Agreement, as more fully described in
Item 6. Otherwise, the Reporting Person has no present plans, and contemplates no present proposals, that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

      ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) As a result of the Merger, Whitney Equity Partners, L.P. received 959,473 shares of Class A Common Stock (8.5% of the total outstanding) in exchange for its DTS stock. Solely by virtue of the Voting Agreement, the Reporting Person may be deemed to share voting power to the


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shares held by the other parties to the Voting Agreement and to beneficially own them. The total number of shares of Class A Common Stock subject to the Voting Agreement is 6,757,255 shares, or 42.7% of the total outstanding, including (i) 4,581,900 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by other parties to the Voting Agreement and (ii) 1,215,882 shares of Class A Common Stock held by other parties to the Voting Agreement.

      (b) Solely by virtue of the Voting Agreement, the Reporting Person may be deemed to share voting power over all 6,757,255 shares of Class A Common Stock beneficially owned by the parties to the Voting Agreement. The Reporting Person has sole dispositive power over all 959,473 shares of Class A Common Stock owned directly by it.

      (c) Whitney Equity Partners, L.P. acquired 959,473 shares of Class A Common Stock in connection with the Merger.

      (d) Not applicable.

      (e) Not applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      On April 27, 1998, Merger Sub, a wholly-owned subsidiary of the Issuer, merged into DTS, as a result of which DTS became a wholly-owned subsidiary of the Issuer, and the Issuer issued 5,471,296 shares of Class A Common Stock to the former stockholders of DTS. In connection with the Merger, the Issuer entered into a voting agreement dated April 27, 1998 (the "Voting Agreement") with Whitney Equity Partners, L.P., Pegasus Capital, L.P., Pegasus Communications Holdings, Inc., Pegasus Scranton Offer Corp., Pegasus Northwest Offer Corp., Columbia Capital Corporation, Columbia DBS, Inc., Fleet Venture Resources, Inc., Fleet Equity Partners VI, L.P., Chisholm Partners III, L.P., Kennedy Plaza Partners, and Marshall W. Pagon. The Voting Agreement obligates the parties thereto to vote their shares of the Issuer's Class A Common Stock and Class B Common Stock to elect to the Issuer's board of directors three persons designated by Mr. Pagon, one person designated by Columbia Capital Corporation, one person designated by Whitney Equity Partners, L.P., one person designated by Chisholm Partners III, L.P., and three Independent Directors (as defined in the Voting Agreement). It also requires there to be audit, compensation and nominating committees of the Issuer's board of directors, each consisting of one member designated by Mr. Pagon, one member designated by a majority of the directors designated by Columbia Capital Corporation, Whitney Equity Partners, L.P. and Chisholm Partners III, L.P., and one member designated by a majority of the Independent Directors. The Voting Agreement is filed as Exhibit 1 to this Schedule 13D.

      ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

      1. Voting Agreement dated April 27, 1998.


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                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 6, 1998

WHITNEY EQUITY PARTNERS, L.P.
By:  J.H. Whitney Equity Partners, L.L.C.
      Its General Partner


      By: /s/Daniel J. O'Brien
         ----------------------
             Daniel J. O'Brien
             Member


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